EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Nine Months
	Ended	For the Years Ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Earnings
Income/(loss) before income taxes, minority interest, discontinued operations and change in accounting and extraordinary item	$(166)	$(285)	$(89)	$(165)	$(540)	$(1,055)
Earnings of non-consolidated affiliates	(35)	(47)	(33)	(25)	(45)	(55)
Cash dividends received from non-consolidated affiliates	4	71	24	48	42	35
Fixed charges	175	249	212	185	140	126
Amortization of capitalized interest, net of interest capitalized	5	6	6	4	1	3

Earnings	$(17)	$(6)	$120	$47	$(402)	$(946)

Fixed Charges
Interest and related charges on debt	$160	$226	$190	$158	$109	$97
Portion of rental expense representative of the interest factor	21	27	23	27	31	29

Fixed charges	$181	$253	$213	$185	$140	$126

Ratios
Ratio of earnings to fixed charges *	N/A	N/A	N/A	N/A	N/A	N/A

*	For the nine months ended September 30, 2008 and years ended December 31, 2007, 2006, 2005, 2004 and 2003 fixed charges exceed earnings by $198 million, $259 million, $93 million, $138 million, $542 million and $1,072 million, respectively, resulting in a ratio of less than one.